FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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            Website: www.tevapharm.com

TEVA PRESENTS RESPIRATORY GROWTH STRATEGY

-- Robust Product Pipeline and Innovative Technology Platform
will Drive Growth Globally --

Jerusalem, Israel, November 4, 2010 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today hosted its Respiratory Opportunity Meeting for the financial community in New York, featuring in-depth presentations on Teva`s current and future respiratory growth strategy. Teva`s expertise in the respiratory marketplace, combined with the strength of its unique product pipeline, is expected to contribute approximately $2.4 billion to the Company`s overall 2015 targets of $31 billion. Teva intends to file ten products, six of which are new brands, for approval in the U.S. and Europe by 2015, targeting approximately $25 billion in brand value, including new combination products

"One of the key pillars of Teva`s long term strategy is the expansion of our branded business-and our respiratory franchise will play an important role in this growth," said Shlomo Yanai, Teva`s President and Chief Executive Officer. "Over the next five years, and beyond, Teva`s unique product portfolio and robust pipeline will enable us to significantly expand our presence in the global respiratory market. We are very enthusiastic about the many opportunities ahead for our respiratory business."

Teva is currently one of the top five players in the global respiratory market which, according to IMS, is valued at more than $30 billion. Since the acquisition of IVAX Pharmaceuticals in 2006, Teva`s global respiratory product sales have nearly tripled; by the end of 2010, annual respiratory sales are projected to reach $1 billion.

An archive of the webcast and presentation are available on Teva`s website at http://www.tevapharm.com/financial/

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,250 molecules and a direct presence in approximately 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs more than 40,000 people around the world and reached $13.9 billion in net sales in 2009.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Yaz®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of ratiopharm), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

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Contacts:

Investor Relations: Elana Holzman Teva Pharmaceutical Industries Ltd. 972 (3) 926-7554	Media: Yossi Koren Teva Pharmaceutical Industries Ltd. 972 (3) 926-7590
Kevin Mannix Teva North America (215) 591-8912	Denise Bradley Teva North America (215) 591-8974

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date November 4, 2010

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